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                             April 9, 2021

       Or Offer
       Chief Executive Officer
       Similarweb Ltd.
       121 Menachem Begin Rd.
       Tel Aviv-Yafo 6701203, Israel

                                                        Re: Similarweb Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 26,
2021
                                                            CIK No. 0001842731

       Dear Mr. Offer:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 18, 2021 letter.

       Amendment No. 1 to Draft Registration Statement

       Prospectus Summary, page 1

   1. In response to prior comment 1, you state that the company generated in excess of
                                                        $100,000 ARR from 16 of
the Fortune 500 customers out of the 31 customers in
                                                        December 31, 2020. To
provide appropriate context regarding the customers you
                                                        highlight in the
prospectus summary, please provide this information in the filing.
       Business
       Data Collection, page 109

   2. We note your response to prior comment 14. Please revise to disclose, as you do in your
 Or Offer
Similarweb Ltd.
April 9, 2021
Page 2
       response, that you do not acquire a significant portion of your data from a single data partner or group of data partners.
Audited Consolidated Financial Statements
2. Summary of significant accounting policies
Revenue recognition, page F-10

3. You disclose on page 143 that you granted Myraid (a related party) a non-exclusive license to your cloud-based solutions. You also disclose on page 21 that it is important that your customers renew or expand their licenses with you. Your revenue recognition policy makes no reference to licenses. Please supplementally describe the circumstances under which you grant licenses to customers (for example, on a standalone basis, in conjunction with a SaaS subscription and/or in connection with a data supply agreement).
       Please tell us if the licenses you grant are term or perpetual licenses and if you combine licenses with SaaS subscriptions into a single performance obligation. Please also quantify for us any license revenue recognized during the periods presented.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameOr Offer
                                                             Division of
Corporation Finance
Comapany NameSimilarweb Ltd.
                                                             Office of
Technology
April 9, 2021 Page 2
cc:       Nicole Brookshire, Esq.
FirstName LastName